UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 1-5-03

03016610

February 26, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2003

Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904

Re: International Business Machines Corporation
Reconsideration request dated February 5, 2003

Dear Ms. Krueger:

This is in response to your letter dated February 5, 2003 concerning a shareholder proposal submitted to IBM by Janet Krueger. On January 22, 2003, we issued our response expressing our informal view that IBM could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

International Business Machines Corporation

Office of the Senior Vice President and General Counsel

Armonk, New York 10504

VIA FACSIMILE
202-942-9525

February 14, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 2054

- IBM Stockholder Proposal of Ms. Janet Krueger
  February 5 Letter of Proponent Seeking Reconsideration of Staff Ruling under Rule 14a-8(f), granting IBM's request for relief on January 22, 2003

Ladies and Gentlemen:

We have just received the above-referenced letter from the Proponent. It adds absolutely no new information, and is devoid of merit. The staff's January 22 decision in this matter under Rule 14a-8(f) was correct, and should clearly be upheld.

I note that the staff's January 22 ruling was issued on the same day as my January 22 reply to the Proponent's first response letter of January 10. Hence, the staff did not have my January 22 reply in hand when issuing its ruling. Since the Proponent has raised nothing new, please utilize my January 22 reply (another copy attached) as IBM's response to the Proponent's February 5 letter.

Thank you for your attention and consideration in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Copy to Ms. Janet Krueger

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

January 22, 2003

Securities and Exchange Commission
Office of Chief Counsel, Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Ms. Janet Krueger

Ladies and Gentlemen:

Please let this letter serve as IBM's response to the January 10, 2003 letter of the Proponent in the above referenced matter. There is absolutely no merit to either the procedural or substantive arguments now advanced by the Proponent. Her Proposal is defective for both procedural and substantive reasons and should properly be excluded from IBM's proxy materials.

I. Procedural Argument - Failure to Respond to Proof of Ownership Request of IBM

In the first place, there is nothing wrong with IBM's request for proof of ownership. It was both timely and complete, but the Proponent consciously elected to ignore it. The Proponent submitted her Proposal by e-mail on November 5, 2002. As set forth in the Company's December 16, 2002 letter, the Company provided the Proponent with a clear opportunity to rectify the procedural omissions we pointed out to her following her submission of her November 5 proposal via e-mail, as called for under the SEC's rules (See Exhibit B).

The Proponent cannot have it both ways. The rules require IBM to respond "within 14 calendar days of receiving [the] **<u>proposal</u>**." And we did so. By electing to submit her Proposal to the Company via e-mail, the 14 day clock started running on the Company under 14a-8(f) (Question 6) immediately *upon our receipt of her* ***<u>Proposal</u>.*** As we do in similar cases, the Company promptly responded to the Proponent with what we had received from her. We should not be prejudiced for doing so. At the time we received the Proposal, it was missing independent documentation on her proof of stock ownership. We clearly and courteously called this out the Proponent, as follows:

> In this connection, you wrote in your that you own 40 shares of IBM stock and that you were attaching a letter from Merrill Lynch confirming this. However, I don't have any letter from Merrill Lynch attached to your file. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. (See Exhibit B)

This clear response addressed the fact that there was no broker's statement attached, and we told the Proponent exactly what had to be in that broker's statement giving her the time frame for providing it to us. However, since we were not clairvoyant and could not be sure whether or when we would receive such Merrill Lynch letter -- let alone what the contents of that letter would contain if and when we received it -- we did the only prudent thing. We responded in a prompt and diligent manner based upon the data the Proponent gave us. If proof of ownership had, in fact, accompanied the Proposal, our response would have been tailored accordingly, but those facts are simply not before us. Contrary to the Proponent's suggestion, there simply is no SEC requirement that registrants issue multiple letters to a proponent in order to ensure it is prompted into action. We complied with the SEC's clear regulations. The Proponent did not. The Proponent cannot deny receiving our e-mail outlining each and every procedural requirement, but she apparently now seems to fault IBM for her own, unilateral election to ignore the contents of our November 7 e-mail communication with her. (See Exhibit C). This is untenable.

The Proponent cannot ignore our clear e-mail letter telling her what she had to do, and when she had to do it. Moreover, we told her exactly what had to be in the broker's statement. It is disturbing that she now expects to have us wait for a mailing that might or might not timely arrive, and then inform her, *again*, what that letter should properly contain. Indeed, this is counter to both the letter and spirit of the Commission's regulations.

Indeed, the Proponent's position is a somewhat twisted variation of the old "trust me, the check is in the mail" argument, and should be summarily rejected. If we were to have waited for the U.S. Mail to have arrived before responding, such delay could have caused the Company to miss the very 14 day deadline the Commission so clearly set forth in its regulations for responding to a stockholder. The Company's response was properly triggered upon receipt of the Proposal, not the supplementary documentation. These rules require that we respond within 14 days. We did so. If the U.S. Mail never came, or, more likely came late, registrants would be prejudiced unnecessarily. Moreover, in this case, the Proponent had all the vital information she needed on November 7 to correct the defective broker's letter, but she, not IBM, did nothing. We have never before seen such a strained interpretation of these regulations, even from other street-name proponents who failed to respond properly to the road map we provide for them to follow in similar situations.

In short, since the Proponent did nothing, the Proponent should not be permitted to shift the penalties associated with her own failure to act back to the Company by requiring the Company issue her a second follow-up letter if and when we received the very broker's documentation she already had in her hand and was clearly in the best position to fix long before we received the U.S. Mail copy of her broker's letter. As such, the Company renews its request to exclude the Proposal under Rules 14a-8(b)(1), (b)(2), and (f) because of the Proponent's failure to provide the complete and proper information to us despite our timely and specific request for such information. See International Business Machines Corporation (December 26, 2002)(proposal properly excluded following registrant's receipt of defective documentation from proponent).

II. Substantive Argument - The Proposal by its Clear Wording Raises Excludable Ordinary Business Matters

We also renew our request that the Proposal be excluded under Rule 14a-8(i)(7), as the Proposal, as originally drafted, is substantively defective, requiring a host of ordinary business disclosures for literally thousands of IBM employees who are not executive officers. Contrary to the Proponent's suggestion, we are not grasping at straws. We are merely using the very words that Ms. Krueger, an experienced stockholder proponent, used in her own Proposal. We reject the Proponent's after the fact attempt to rewrite the Proposal, following receipt of our letter educating her on the variety of defects in her Proposal.

Indeed, it is clear that the Proponent was very concerned about more than a few senior executive officers. In focusing upon the Company's Executive Deferred Compensation Plan (EDCP), the Proponent devoted her ***entire*** supporting statement to a *Wall Street Journal Europe* article on this subject. In this connection, the Proponent explicitly knew, **at the time she wrote the Proposal**, that her own use of the term "executives" would require disclosures for literally thousands of IBMers who participate in the EDCP. As can clearly be seen in the last paragraph of the Proponent's own supporting statement, she clearly references an IBM's spokeswoman who noted "**thousands of its executives participate in its deferred compensation plan and the average deferral is $45,000.**"

As we noted in our earlier letter, there are, in fact, thousands of IBM executives who participate in the EDCP, and the Proponent knew that at the time she crafted her Proposal. As such, we find it particularly disingenuous for the Proponent to now suggest that that her Proposal "*merely calls for additional disclosure with respect to the handful of* ***top*** *executives for whom some disclosure is already required.*" (See Krueger Response at page 2 of 4, paragraph 2). Having written a Proposal which we have shown to be clearly defective under Rule 14a-8(i)(7), the Proponent must be held to the words in her own Proposal, and we reject her post-facto attempt to reword and narrow the language and intent of such Proposal to conform to one that might pass muster at this late date. Since it is clear the Proposal was originally drafted in a way which was designed to cover disclosures with respect to literally thousands of IBMers -- not just the executive officers now covered under the proxy rules, we reiterate our position that consistent with the position of the staff under Rule 14a-8(i)(7), no revisions to the Proposal should now be permitted under the ordinary business exception. International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001)(where portion of proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal was properly excluded); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*). Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). The Company therefore respectfully renews its request that the Division will not recommend any enforcement action to the Commission if IBM omits the entire Proposal from our proxy materials being prepared for the 2003 Annual Meeting under Rule 14a-8(i)(7).

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Copy to: Ms. Janet Krueger
1725 SE 8 Avenue
Rochester, MN 55904

February 5, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Request for IBM Stockholder Proposal of Ms. Janet Krueger
Reference: Your no-action response to IBM dated Jan 22, 2003
Email from IBM to me dated Nov 7, 2002
My original letter submitting the resolution to IBM
Letter from Merrill Lynch, dated Oct 8, 2002

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this response to your no-action response to IBM's letter about my shareholder proposal.

I am officially requesting a staff reconsideration of your no-action response.

IBM never gave me notice that it had any problem with the content of the Merrill Lynch letter. IBM did nothing more than ask for some proof from my broker, which was already in the mail with my shareholder resolution. I have attached both the stockbroker letter, and the email IBM sent me in advance of seeing the letter. As you can see from the attachments, the stockbroker's letter fulfills all of the SEC rules laid out in IBM's email.

It should not matter that IBM is making questionable arguments about the adequacy of the Merrill Lynch now, because it did not make those arguments when it had an opportunity to raise them.

Rule 14a-8(f) provides that "the company may exclude your proposal, but only after it has notified you of the problem, and you have failed to adequately correct it."

IBM notified me that there was no enclosure from the broker with my e-mail. I adequately corrected that "problem," the only "problem" IBM ever claimed to exist, by notifiying them that the Merrill Lynch would arrive with the hard copy of my proposal. At that time, I specifically asked them to notify me if they had any additional "problems" with my claim of ownership.

Rule 14a-8(f) goes on to say that "the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." After receiving the letter from Merrill Lynch, IBM failed to contact me again or notify me of any deficiencies in the letter.

Contrary to the staff's decision, IBM did not ever request any "documentary support evidencing that I continuously held IBM's securities for the one year period as of the date I submitted the proposal" after it had received the letter from Merrill Lynch with the hard copy of the proposal. Accordingly, it is clear beyond a reasonable doubt that IBM failed "to notify me of the problem," and failed to give me an opportunity to correct the problem, as is required by the plain language of Rule 14a-8(f).

Accordingly, there does not appear to be any basis whatsoever to support the staff's conclusion that "there appears to be some basis" for the issuance of a no-action letter. It is undisputed that IBM did not, at any time prior to seeking a no-action letter, question the proof of ownership contained in the letter from Merrill Lynch.

The SEC should support the request for full, comprehensive disclosure, and ask IBM to include my proposal in their next proxy. Thank you for your attention to this matter.

Very truly yours,

Janet Krueger
IBM Shareholder

Copy to: Stuart S. Moskowitz, Senior IBM Counsel

January 22, **2003**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re:

International Business Machines Corporation Incoming letter dated December 16, 2002

The proposal requests that the board of directors establish a policy and practice of "fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply within 14 days of receipt of IBM's request, documentary support evidencing that she continuously held IBM's securities for the one year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-.8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jennifer R. Bowes Attornev-Advisor

"Corporate Secretary" <corpsecy@us.ibm.com>@us.ibm.com> on 11/07/2002 12:55:44 PM

Sent by: "Stuart Moskowitz" <smoskowi@us.ibm.com>

To: "Janet Krueger" <Janet_Krueger@common.org>
cc:
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"

OK, Thanks.

"Janet Krueger" <Janet_Krueger@common.org> on 11/07/2002 01:07:13 PM

To: Corporate Secretary/Armonk/IBM@IBMUS
cc:
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"

The referenced letter was attached to the hard copy version of my letter and sent via the US Post Office. If you do not receive it by next week, or still have quetions about my holdings after you receive it, please let me know.

In the mean time, thank you for your attention to this matter.

Janet Krueger
Rochester, MN
507 289 9030

"Corporate Secretary" <corpsecy@us.ibm.com>@us.ibm.com> on 11/07/2002 11:41:51 AM

Sent by: "Stuart Moskowitz" <smoskowi@us.ibm.com>

To: "Janet Krueger" <Janet_Krueger@common.org>
cc:
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"

November 7, 2002

Ms. Janet Krueger
1725 SE 8th Avenue
Rochester, MN 55904

Dear Ms. Krueger,

I am writing to acknowledge timely receipt of your e-mail dated November 5, including a stockholder proposal.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. In this connection, you wrote in your that you own 40 shares of IBM stock and that you were attaching a letter from Merrill Lynch confirming this. However, I don't have any letter from Merrill Lynch attached to your file. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904
November 5, 2002

IBM
Office of the Secretary
New Orchard Road
Armonk, NY 10504
corpsecy@us.ibm.com
Attachments: Stockholder Proposal on Executive Compensation Disclosure
Letter from Merrill Lynch dated October 8, 2002

Sir:

Attached is a 2003 IBM Stockholder Proposal. The title of my stockholder proposal is Full Executive Compensation Disclosure.

My name is Janet Krueger. I reside at 1725 SE 8 Ave., Rochester, MN 55904. I own 40 shares of IBM stock which were purchased before October of 2001. The attached letter from Merrill Lynch verifies my IBM shareholder status. It includes my name, account number, and shares held. I will retain shareholder status of this stock throughout the 2003 IBM Stockholder Meeting period. I will be in attendance at the shareholder meeting and will present my stockholder proposal to the shareholders at that time.

Thank you for your attention to this matter. If you have any questions, concerns, or problems with the resolution or any sponsors, please do not hesitate to call me at 507 289 9030. My e-mail address is jkrueger@common.org.

Sincerely,

Janet Krueger

Stockholder Proposal on Full Executive Compensation Disclosure

WHEREAS some forms of executive compensation are listed in the annual report, but they are not all listed in a single section nor with sufficient transparency for shareholders; and

WHEREAS this leaves shareholders with an incomplete picture of how the company's executives are being compensated, as well as with an incomplete picture of the company's future liabilities on behalf of their executives;

RESOLVED that the shareholders of IBM hereby request that IBM's Board of Directors (the "Board") establish a policy and practice of fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives. This should include, but not be limited to, salary, bonuses in all forms, loans, deferred compensation schemes such as 401k, EDSP and the IBM Savings Plan, stock options, life insurance, retirement benefits and any other executive perks that constitute a significant current or future liability for shareholders. This disclosure shall be made in plain English and in dollar terms, including the total number of participants, plan assets, costs, total projected obligation, and total benefits paid for each of the executive plans sponsored by IBM.

SUPPORTING STATEMENT:
The import of full executive compensation disclosure is exemplified in a Wall Street Journal Europe article dated 10/11/2002 and titled "Corporate Books Hide another Ticking Bomb: Deferred Compensation — Tab for Executive 'Top-Hat' Plans Rises Yearly, Usually Isn't Disclosed --- 'a Tremendously Large Obligation'", which cites:

> Companies are required to disclose only a piece of what they promise executives – but not their total annual contributions or even how many employees participate in the plan.
> It is beyond the experience, and certainly the patience, of most shareholders. Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It can keep them from being able to understand deferred compensation's impact on a company's bottom line.
> A footnote in International Business Machines Corp.'s latest proxy discloses that last year Louis V. Gerstner Jr., now 60, the company's chairman, received $300,000 in contributions to his 401(k) and the executive deferred-compensation plan. A shareholder trying to tease out how that money was allocated would have to know enough about tax law to realize that no more than $12,000 of this payment could have gone into Mr. Gerstner's 401(k) account. And only someone intimately familiar with SEC disclosure rules and the details of IBM's top-hat plan would know that the figure leaves out interest credited to his account.
> An IBM spokeswoman confirms that the bulk of the $300,000 did indeed go into Mr. Gerstner's deferred-compensation account. She says that the account's returns mirror those of the investments in his regular 401(k) account, and therefore need not be disclosed. The spokeswoman says thousands of its executives participate in its deferred-compensation program, and that the average annual deferral is $45,000.

We urge shareholders to vote FOR this proposal.

Merrill Lynch

October 8, 2002

Janet Krueger
1725 8th Avenue SE
Rochester, MN 55904

Dear Janet,

Per your request, you currently hold 40 shares of IBM stock in your account here titled: Janet H. Krueger IRRA. In the last 12 months, per the close of business prices, you have held at least $2,000 in market value of IBM in this account at Merrill Lynch. If you need further information, please feel free to contact me.

Sincerely,

Amy Stern